UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 301

(CUSIP Number)

Maurice Zauderer

c/o Vaccinex, Inc.

1895 Mount Hope Ave

Rochester, New York 14620

Telephone: (585) 271-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 301

1	Name of Reporting Persons Maurice Zauderer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,914 (1)
	8	Shared Voting Power 470,443 (2) (3)
	9	Sole Dispositive Power 1,914 (1)
	10	Shared Dispositive Power 470,443 (2) (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 472,357 (1)(2) (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6% (4)
14	Type of Reporting Person IN

(1)	Includes presently exercisable, or exercisable within 60 days of September 18, 2024, stock options for 334 shares of Vaccinex, Inc. common stock, par value $0.0001 (“Common Stock”).
(2)

Includes (a) 1,016 shares and 1,011 shares of Common Stock held directly by the Jeremy Zauderer Trust and the Jordan Zauderer Trust, respectively, over which Mr. Zauderer exercises voting and investment power, and (b) 297,941 shares held by Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”), of which Mr. Zauderer is the majority member. Mr. Zauderer exercises voting and investment power over the shares held by Vaccinex LLC.

(3)	Includes presently exercisable warrants for 170,475 shares of Common Stock held by Vaccinex LLC.
(4)

Based on (i) 2,676,637 shares of Common Stock issued and outstanding as of November 14, 2024; (ii) 170,475 presently exercisable warrants; and (iii) stock options for 334 shares. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

CUSIP No. 918640 301

1	Name of Reporting Persons Vaccinex (Rochester), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 468,416 (1) (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 468,416 (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 468,416 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.5% (3)
14	Type of Reporting Person OO

(1)	Mr. Zauderer is the majority member of Vaccinex LLC and exercises voting and investment power over the shares held by Vaccinex LLC.
(2)	Includes presently exercisable warrants for 170,475 shares of Common Stock held by Vaccinex LLC.
(3)

Based on (i) 2,676,637 shares of Common Stock issued and outstanding as of November 14, 2024. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 1.	Security and Issuer

The initial Schedule 13D, dated January 31, 2022, was filed with the Securities and Exchange Commission on February 10, 2022 (the “Initial Schedule 13D”) by Maurice Zauderer, President and Chief Executive Officer and board member of the Issuer, and Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”) (collectively the “Reporting Persons”), and relates to the common stock, par value $0.0001 per share (“Common Stock”), of Vaccinex, Inc., a Delaware corporation (the “Issuer” or “Company”) with principal offices located at 1895 Mount Hope Avenue, Rochester, New York 14620. The Initial Schedule 13D, as amended by Amendment No. 1 filed on November 23, 2022, Amendment No. 2 filed on September 26, 2023, Amendment No. 3 filed on October 12, 2023, Amendment No. 4 filed on February 12, 2024, and Amendment No. 5 filed September 20, 2024, is hereby further amended with respect to the matters set forth below by this amended Schedule 13D filing (this “Schedule 13D”), which is being filed to report a greater than 1% increase in the percentage of shares beneficially owned by Vaccinex LLC. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D, as amended by Amendment Numbers 1 through 5.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 3) give effect to the 1-for-14 reverse stock split effected by the Issuer on February 19, 2024 (the “Reverse Split”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following information:

On November 14, 2024, Vaccinex LLC purchased 46,153 shares of Common Stock of the Issuer at a purchase price of $3.25 per share, in a private placement pursuant to a securities purchase agreement entered into with the Issuer on November 13, 2024, in Rochester, New York (the “Private Placement”). Vaccinex LLC used working capital in connection with this transaction.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Vaccinex LLC and the Issuer entered into a Securities Purchase Agreement dated November 13, 2024 (the “Securities Purchase Agreement”), pursuant to which Vaccinex LLC purchased 46,153 shares of Common Stock from the Issuer at a purchase price of $3.25 per share, resulting in a total purchase price of approximately $150,000.00. In the Securities Purchase Agreement, the Issuer states that it intends to use the net proceeds from the sale of the Common Stock for working capital and other general corporate purposes. Vaccinex LLC acquired the Common Stock reported herein for investment and to support the Issuer’s research and development activities. For additional information regarding the Securities Purchase Agreement, see Item 6.

The Reporting Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Reporting Persons do not have any present intention to sell any Common Stock that will be included in any registration statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the registration statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Reporting Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

All of the other securities reported herein were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

(b)

See rows (7) through (10) of the cover pages to this filing for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Reference is made to the discussion in Items 3 and 4.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Vaccinex LLC and the Issuer entered into a Securities Purchase Agreement dated November 13, 2024 (the “Securities Purchase Agreement”), pursuant to which Vaccinex LLC purchased 46,153 shares of Common Stock from the Issuer at a purchase price of $3.25 per share, resulting in a total purchase price of approximately $150,000.00. The closing under the Securities Purchase Agreement occurred on November 14, 2024. The Securities Purchase Agreement contains, among other provisions, certain representations, warranties and agreements by Vaccinex LLC customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by Vaccinex LLC with respect to its status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgment by Vaccinex LLC that the shares of Common Stock issued pursuant to the Securities Purchase Agreement constitute “restricted securities” under the 1933 Act, and agreement by Vaccinex LLC to sell the Common Stock issued pursuant to the Securities Purchase Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock purchased pursuant to the Securities Purchase Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to Vaccinex LLC with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Securities Purchase Agreement also contains certain customary conditions to Vaccinex LLC’s obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

The Securities Purchase Agreement also provides Vaccinex LLC with certain participation rights in connection with the first financing within six months of the date of the Securities Purchase Agreement that consists of the sale of Common Stock and warrants to purchase Common Stock (“Warrants”), if any, including a sale of units consisting of Common Stock and Warrants (the “Subsequent Offering”). The participation rights would permit Vaccinex LLC to purchase, for a price of $0.125 per Warrant and otherwise on substantially the same terms as the Warrants sold in the Subsequent Offering, Warrants exercisable for up to a number of shares of Common Stock equal to the number that Vaccinex LLC would have received if Vaccinex LLC had purchased in the Subsequent Offering a number of shares of Common Stock or units equal to the number of Shares that Vaccinex LLC purchased in the Private Placement. The Securities Purchase Agreement also provides the Investors with customary resale registration rights with respect to the Common Stock.

The foregoing description of the Securities Purchase Agreement is qualified by the full text of such agreement which is attached as an exhibit to this Schedule 13D (Amendment No. 6).

Item 7.	Material to Be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 6).

Exhibit	Description
99.14	Securities Purchase Agreement by and between the Company and the Investors, dated as of November 13, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed November 14, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2024

Maurice Zauderer

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer

Vaccinex (Rochester), L.L.C.

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer
Title: President